

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

June 24, 2010

Indra K. Nooyi
Chief Executive Officer
PepsiCo, Inc.
700 Anderson Hill Road
Purchase, NY 10577

>   **Re: PepsiCo, Inc.**
>   **Form 10-K for Fiscal Year Ended**
>   **December 26, 2009**
>   **Filed February 22, 2010**
>   **File No. 001-01183**
>   **Schedule 14A**
>   **Filed March 23, 2010**
>   **Supplemental Response Letter**
>   **Dated May 7, 2010**

Dear Ms. Nooyi:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

Form 10-K for Fiscal Year Ended December 26, 2009

Exhibits

1.   We note your responses to prior comment one from our April 9, 2010 letter and comment
        one from our April 30, 2010 letter indicating that the terms of your notes were
        established pursuant to board resolutions as provided by your indenture. Please file the
        relevant board resolutions with your next periodic report pursuant to Item 601(a)(4) or
        Regulation S-K.

Schedule 14, filed March 23, 2010

Executive Compensation

Compensation Discussion and Analysis, page 24

2.   We note your disclosure on pages 32 and 33 that Messrs. Carey, Compton, d'Amore, and
        White were eligible for incentive plan bonuses based on business unit and division
        performance and that these targets were "challenging." While you currently disclose
        some targets, the unit and division level targets do not appear to be disclosed, even
        though these appear to represent reportable segments or the combination of reportable
        segments. In future filings, please disclose the specific performance targets used to
        determine incentive amounts or provide us with a supplemental analysis as to why it is
        appropriate to omit these targets pursuant to Instruction 4 to Item 402(b) of Regulation S-
        K. To the extent that it is appropriate to omit specific targets, please provide the
        disclosure pursuant to Instruction 4 to Item 402(b) of Regulation S-K. General statements
        regarding the level of difficulty, or ease, associated with achieving performance goals
        either corporately or individually are not sufficient. In discussing how likely it will be for
        the business unit or division to achieve the target levels or other factors, provide as much
        detail as necessary without providing information that poses a reasonable risk of
        competitive harm. Please provide us with your proposed draft disclosure, omitting
        unknown quantified disclosure.

        We urge all persons who are responsible for the accuracy and adequacy of the disclosure
in the filing to be certain that the filing includes the information the Securities Exchange Act of
1934 and all applicable Exchange Act rules require. Since the company and its management are
in possession of all facts relating to a company's disclosure, they are responsible for the accuracy
and adequacy of the disclosures they have made.

You may contact Ethan Horowitz, Staff Accountant, at (202) 551-3311 or Brian K. Bhandari, Branch Chief, at (202) 551-3390 if you have questions regarding comments on the financial statements and related matters. Please contact Jay Williamson at (202) 551-3393 or Jim Lopez at (202) 551-3536 with any questions.

Sincerely,

John Reynolds
Assistant Director
Office of Beverages, Apparel and
Health Care Services